Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
March 6, 2006.

Item 3	News Release
The news release was disseminated on March 6, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that based on recent drilling, project resources have increased by 30%, comprised of indicated silver resources of 67.2 million ounces and inferred silver resources of 130.2 million ounces, at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico.

Item 5	Description of Material Change
See attached news release 06-08.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
March 6, 2006.

March 6, 2006	Trading Symbols:
News Release 06-08	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INCREASES SILVER RESOURCES

AT PITARRILLA PROJECT IN MEXICO BY 30%

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that based on recent drilling, project resources have increased by 30%, comprised of indicated silver resources of 67.2 million ounces and inferred silver resources of 130.2 million ounces, at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico.

The updated resource estimate was prepared using drill data up to hole BPD-90, with additional resource estimate updates to be prepared as further drill data become available. Three diamond drill rigs are currently on the property, with the South Ridge Zone open downdip to the southeast and along strike to the north and the Breccia Ridge Zone requiring further definition drilling before a resource estimate can be prepared.

The following block model resource estimate is based on a cut-off grade of 40 grams of silver per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

Silver Resource Summary – March 2006

Category	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Contained Silver (in millions of ounces)
Indicated	18.6	112.4	3.3	67.2
Inferred	32.4	124.8	3.6	130.2

On closing of the proposed acquisition of the Veta Colorado project in Mexico, Silver Standard’s measured and indicated silver resources will total 586.0 million ounces and inferred silver resources will total 558.5 million ounces.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $38.6 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $45.8 million at February 28, 2006. The company continues to seek growth through acquisitions, and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.